EFES

07025472

File: 082-04144

July 13, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the capital increase through a bonus issue.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

7/25

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

JULY 13TH, 2007

CAPITAL INCREASE OF ANADOLU EFES BIRACILIK VE MALT SANAYII A.Ş. THROUGH BONUS ISSUE

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("Anadolu Efes" or the "Company") announced that in its meeting dated 05.07.2007 the Board of Directors of the Company unanimously decided that;

1. Anadolu Efes to increase its share capital through bonus issue from YTL 112,876,818.27 to YTL 450,000,000.00 by YTL 337,123,181.73 within its authorised capital ceiling of YTL 900 million.

2. The bonus issue of YTL 337,123,181.73 to consist of:

   YTL 92,029,892.34 – gain resulting from the sale of subsidiary shares in 2005
   YTL 245,093,289.39 –inflation adjustment on equity

3. The shares representing the bonus issue in the amount of YTL 337,123,181.73 to be distributed to the existing shareholders pro rate their shares in the Company's share capital

4. The Company management to be authorized to conduct the related work with respect to the capital increase as per the Capital Markets Law, Capital Markets Board communiqués and other related laws and regulations

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

END